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                                                             Exhibit 99(a)(1)(G)

                              (BIG DOG LETTERHEAD)

                                  July 31, 2000

To Our Stockholders:

         Big Dog Holdings, Inc. (the "Company") is offering to purchase from its stockholders up to 3,500,000 shares, or approximately 29.2%, of its outstanding common stock. The purchase price will be $6.25 per share. The offer is explained in detail in the enclosed offer to purchase and letter of transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the offer. Neither the Company nor your board of directors makes any recommendation to you or any other stockholder whether to tender all or any of your shares.

         Please note that the offer is scheduled to expire at 9:00 a.m., Pacific time, on Wednesday, August 30, 2000, unless extended by the Company. If you have any questions regarding the offer or need assistance in tendering your shares or additional copies of the enclosed materials, please call the Company at
(805) 963-8727 x1360.

                /s/ Fred Kayne                      /s/ Andrew Feshbach
                ----------------------              ------------------------
                Fred Kayne                          Andrew Feshbach
                Chairman of the Board               Chief Executive Officer